Exhibit 12.1
ViaSat, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended					Nine months ended
	April 1,	March 31,	March 30,	March 28,	April 3,	January 2,	January 1,
(in thousands, except for ratios)	2005	2006	2007	2008	2009	2009	2010
Computation of earnings:
Income attributable to ViaSat, Inc. before income tax expense	$20,513	$28,620	$36,921	$47,034	$45,125	$31,037	$23,455
Fixed charges, as calculated below	709	1,056	1,104	1,373	1,509	1,030	8,429
Capitalized interest	—	—	—	—	—	—	(5,035)

Total earnings	$21,222	$29,676	$38,025	$48,407	$46,634	$32,067	$26,849

Fixed charges:
Interest expense including amortization of debt issuance costs	141	448	448	557	509	316	2,530
Capitalized interest expense	—	—	—	—	—	—	5,035
Estimated interest within rental expense	568	608	656	816	1,000	714	864

Total fixed charges	$709	$1,056	$1,104	$1,373	$1,509	$1,030	$8,429

Ratio of earnings to fixed charges	29.93	28.10	34.44	35.26	30.90	31.13	3.19